April 3, 2006

Via Facsimile (803) 253-8277 and U.S. Mail

Jay Hennig, Esq.
Nexsen Pruett Adams Kleemeier
1441 Main Street
Suite 1500
Columbia, SC  29201

RE:	CNB Corporation
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 20, 2006 by H. Buck Cutts, Paul R. Dusenbery, et. al.
      File No. 000-24523

Dear Mr. Hennig:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Soliciting Materials
1. We note this filing made by five of the company`s ten directors, including two persons who are also the company`s President and Executive Vice President. We also note that the majority of the disclosure addresses actions taken by the company to improve its results and governance with the participation of the filing individuals in their capacity as directors and officers of the company. Please tell us why this filing has not been made on behalf of the company. Alternatively, confirm that future similar filings will be made by the company.
2. We note that the last paragraph on page 10 indicates investors are urged to read the proxy statement "if" and when it becomes available.
It is unclear then whether you have any intention of filing a proxy statement. Further, it appears that you meet none of the exemptions from the application of Section 14(a) and Regulation 14A detailed in
Rule 14a-2. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. To the extent you do not plan to file and disseminate a proxy statement, please confirm that you will either (i) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (ii) refrain from your public solicitation activities of CNB Corporation security holders.
3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. For example, please provide support for the following:

* your assertion that the current board`s "efforts to increase shareholder value are already showing positive results" (page 1; emphasis added);
* your disclosure that Mr. Jennings Duncan stated "This corporate governance is a waste of time" and that he had a "birthright" to run the bank (page 4);
* your disclosure that you perceived the Duncans to have a hostile view toward "putting a woman on the Board" and that the Duncans made statements to that effect (pages 5 and 6);
* your disclosure that Jennings Duncan stated that he and his father were "`splitting`" the salary for the top job" (page 6);
* your disclosure that Willis Duncan stated that "any employee who wanted to make more money was `greedy`" (page 7);
* your disclosure that Mr. O`Rourke had concluded that the salaries paid to Mr. Hucks and Mr. Dusenbery "after their raises, are well within the acceptable range for banks the size of The Conway National
Bank" (page 7);
* your disclosure that Willis Duncan stated that Mr. Dusenbery had "
`been bought and paid for`" (page 8); and
* your statement that the Duncans` lawsuit has negatively affected the bank and the company`s financial performance (page 9).
4. We note that you refer security holders to the company`s proxy statement for the 2005 annual meeting to obtain participant information. Please give us your analysis of how information that is almost one year old is sufficient to comply with the requirement of
Rule 14a-12(1)(i).

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
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Jay Hennig, Esq.
Nexsen Pruett Adams Kleemeier
April 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE